

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

Mr. Robert J. Conway
President
DSI Properties, Inc.
6700 E. Pacific Coast Highway
Long Beach, California 90803

  Re: DSI Realty Income Funds as detailed below
    Form 10-K for the year ended December 31, 2012

Dear Mr. Conway:

  This letter relates to Forms 10-K for the following registrants: DSI Realty Income Fund IX (File No. 000-14186), DSI Realty Income Fund VI (File No. 002-68926), DSI Realty Income Fund VII (File No. 002-83291), DSI Realty Income Fund VIII (File No. 002-90168), DSI Realty Income Fund X (File No. 000-15346) and DSI Realty Income Fund XI (File No. 000-18286) which are collectively the "DSI Realty Income Funds".

  We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012 – All Funds

Item 9A. Controls and Procedures

1. Please provide to us additional details supporting your conclusion that disclosure controls and procedures are effective while internal controls over financial reporting are ineffective for the majority of the Funds. Additionally, within your response tell us how you concluded that internal controls over financial reporting were effective as it relates to DSI Realty Income Fund VII.

Form 10-K for the Year Ended December 31, 2012 – DSI Realty Fund XI

Report of Independent Registered Public Accounting Firm, page F-1

2. Please amend your filing to include an audit report that references the appropriate date. Specifically, we note the current audit opinion is dated after the date your Form 10-K was filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief